Exhibit (h)(6)

JOHN HANCOCK FUNDS III

CLASS R4 SHARES

Amended and Restated

Service Plan

June 30, 2020

Article I. This Plan

This Amended and Restated Service Plan (the “Plan”) sets forth the terms and conditions on which John Hancock Funds III (the “Trust”) on behalf of each series of the Trust (each a “Fund”, collectively the “Funds”), on behalf of its Class R4 shares, as applicable, will, after the effective date hereof, pay certain amounts to brokers, plan administrators or other intermediaries (“Service Organizations”) for providing certain account administration services to participants in retirement plans that are beneficial owners of such Class R4 shares. Such compensation may be made directly to such Service Organizations or may be paid to John Hancock Investment Management Distributors LLC (“JHIMD”) to cover payments that JHIMD has made to Service Organizations on behalf of the Funds. This Plan is not intended to compensate Service Organizations for distribution activities or expenses primarily intended to result in the sale of Class R4 shares of the Fund; however, this Plan is being adopted and operated in accordance with Rule 12b-1, as from time to time amended (the “Rule”), under the Investment Company Act of 1940, as amended (the “1940 Act”), in the event that the Plan shall be deemed to constitute the financing of distribution by the Fund of its Class R4 shares.

Article II. Services and Payments

Pursuant to the Plan, the Funds may enter into agreements with JHIMD or Service Organizations which administer or provide services to retirement plans that purchase Class R4 shares of the Funds (“Service Agreements”). Under such Service Agreements, the Service Organizations may provide, or JHIMD may compensate a Service Organization for providing, one or more of the following services: (a) acting, directly or through an agent, as the shareholder of record and nominee for all plan participants, (b) establishing and maintaining account records for each plan participant that beneficially owns Class R4 shares of a Fund, (c) providing facilities to answer processing orders to purchase, redeem and exchange Class R4 shares on behalf of plan participants, and handle the transmission of funds representing the purchase price or redemption proceeds and (d) addressing plan participant questions regarding their accounts and the Funds. In the event that the Service Agreement with a Service Organization does not provide for the provision of one or more of the services listed above, including sub-transfer agent or omnibus account services, the Funds may compensate such Service Organization or one of its affiliates for providing such excluded services pursuant to a separate arrangement between the Funds and the Service Organization.

The amount of compensation payable to the Service Organization during any one year for services under a Service Agreement adopted under the Plan with respect to Class R4 Shares will not exceed 0.10% of a Fund’s average daily net assets attributable to Class R4 Shares attributable to such Service Organization. Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974) may apply to a Service Organization’s receipt of compensation paid by a Fund in connection with the investment of fiduciary funds in Class R4 shares. Service Organizations are urged to consult legal advisers before investing fiduciary assets in Class R4 shares.

Article III. Expenses Borne by the Fund

Notwithstanding any other provision of this Plan, the Trust, each Fund and its investment adviser, John Hancock Investment Management LLC (the “Adviser”), shall bear the respective expenses to be borne by them under the Amended and Restated Advisory Agreement, dated, June 30, 2020, as from time to time continued and amended (the “Advisory Agreement”), and under the Fund’s current prospectus as it is from time to time in effect.

Article IV. Approval by Trustees, etc.

This Plan and any related Service Agreements shall not take effect until approved by votes, cast in person at a meeting called for the purpose of voting on this Plan or such Service Agreements, of a majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the 1940 Act or the rules and regulations thereunder) of (a) all of the Trustees of the Fund and (b) those Trustees of the Fund who are not “interested persons” of the Fund, as such term may be from time to time defined under the 1940 Act, and have no direct or indirect financial interest in the operation of this Plan or Service Agreements related to it (the “Independent Trustees”).

Article V. Continuance

This Plan and any related Service Agreements shall continue in effect for so long as such continuance is specifically approved at least annually in advance in the manner provided for the approval of this Plan in Article IV.

Article VI. Information

JHIMD shall furnish the Funds and the Board of Trustees quarterly, or at such other intervals as the Funds shall specify, a written report of payments pursuant to this Plan and the purposes for which such expenditures were made and such other information as the Trustees may request.

Article VII. Termination

This Plan may be terminated (a) at any time by vote of a majority of the Trustees, a majority of the Independent Trustees, or a majority of the Fund’s outstanding voting Class R4 shares, or (b) by JHIMD on 60 days’ notice in writing to the Fund.

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Article VIII. Agreements

Each agreement with any person relating to implementation of this Plan shall be in writing, and each agreement related to this Plan shall provide:

(a)	That, with respect to a Fund, such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the Fund’s then outstanding voting Class R4 shares.

(b)	That such agreement shall terminate automatically in the event of its assignment.

Article IX. Amendments

This Plan may not be amended to increase the maximum amount of the fees payable by the Fund hereunder without the approval of a majority of the outstanding voting Class R4 shares of the Fund. No material amendment to the Plan shall, in any event, be effective unless it is approved in the same manner as is provided for approval of this Plan.

Article X. Limitation of Liability

The name “John Hancock Funds III” is the designation of the Trustees under the Amended and Restated Agreement and Declaration of Trust, dated January 22, 2016 as amended and restated from time to time. The Amended and Restated Declaration of Trust has been filed with the Secretary of State of the Commonwealth of Massachusetts. The obligations of the Trust and the Funds are not personally binding upon, nor shall resort be had to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Funds, but only the Funds’ property shall be bound. No series of the Trust shall be responsible for the obligations of any other series of the Trust.

Article XI. Execution

This Agreement and any amendments hereto and any notices or other communications hereunder that are required to be in writing may be in electronic form (including without limitation by facsimile and, in the case of notices and other communications, email) and may be executed by means of electronic signatures.

(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

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IN WITNESS WHEREOF, the Trust has executed this Service Plan effective as of the 30th day of June, 2020.

JOHN HANCOCK FUNDS III
On behalf of each series of the Trust, as applicable

By:	/s/ Andrew G. Arnott
Andrew G. Arnott
President

Agreed and assented to:

JOHN HANCOCK INVESTMENT

MANAGEMENT DISTRIBUTORS LLC

By:	/s/ Jeffrey H. Long
Jeffrey H. Long
Chief Financial Officer
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